


SECURITIE

W

11019891

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- *51622*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2010___ AND ENDING ___12/31/2010___

                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCH Enterprises, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

690 W. Northfield Drive, Suite 100

                                      (No. and Street)

Brownsburg, IN 46112

(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steve Heinekamp   (317)852-8184

                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Somerset CPAs

                              (Name – *if individual, state last, first, middle name*)

3925 River Crossing Parkway   Indianapolis IN 46240

(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____Steven C. Heinekamp_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____SCH Enterprises, Inc._____ , as

of _____December 31±_____ , 20 _10___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____President_____

Title

Kimberly J. Denny
Notary Public
Hendricks County, IN
My Comm Exp: 10/28/2015

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SCH ENTERPRISES, INC.
Financial Statements
Year Ended December 31, 2010

SCH ENTERPRISES, INC.

TABLE OF CONTENTS



SOMERSET
CPAs

3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

Independent Auditors' Report

To the Board of Directors
SCH ENTERPRISES, INC.
Indianapolis, Indiana

We have audited the accompanying statement of financial condition of SCH ENTERPRISES, INC., as of December 31, 2010, and the related statements of income, comprehensive income, changes in shareholder equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial condition of SCH ENTERPRISES, INC., as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Somerset CPAs, P.C.

February 14, 2011

Accounting	Dental	Litigation & Valuation
Assurance	Employee Benefits	Manufacturing & Distribution
Business Consulting	Entrepreneurial	Not-for-Profit
Construction & A/E	Health Care	Real Estate
Dealerships	Information Solutions	Tax
		Wealth Management

SCH ENTERPRISES, INC.
Statement of Financial Condition
December 31, 2010

Assets

Current Assets

Cash and cash equivalents	$	27,883
Certificate of deposit		8,000
Commissions receivable		6,880
Prepaid expenses		2,110
Total Current Assets		44,873

Other Assets

Marketable equity securities		9,492
Total Assets	$	54,365

Liabilities and Shareholder Equity

Current Liabilities

Accrued expenses and other current liabilities	$	3,604
Total Current Liabilities		3,604

Shareholder Equity

Common stock		9,500
Retained earnings		36,369
Accumulated other comprehensive income		4,892
Total Shareholder Equity		50,761
Total Liabilities and Shareholder Equity	$	54,365

SCH ENTERPRISES, INC.
Statement of Income
For the Year Ended December 31, 2010

Revenues		
Commission income	$	450,580
Interest income		334
Total Revenues		450,914
Expenses		
Salaries and wages		46,238
Professional		7,705
Auto expenses		5,940
Payroll tax		3,815
Utilities		3,566
Travel and entertainment		2,128
Employee benefits and professional development		1,956
Office supplies and expense		1,641
Rent		1,200
Insurance		896
Miscellaneous		150
Total Expenses		75,235
Net Income	$	375,679

SCH ENTERPRISES, INC.
Statement of Comprehensive Income
For the Year Ended December 31, 2010

Net Income	$	375,679
Other Comprehensive Income		
Unrealized gain on securities during the year		1,564
Comprehensive Income	$	377,243

SCH ENTERPRISES, INC.
Statement of Changes in Shareholder Equity
For the Year Ended December 31, 2010

	Common Stock		Retained Earnings		Accumulated Other Comprehensive Income		Total Shareholder Equity
Balance at December 31, 2009	$	9,500	$	21,043	$	3,328	$ 33,871
Net income		0		375,679		0	375,679
Unrealized gain on marketable securities		0		0		1,564	1,564
Distributions		0		(360,353)		0	(360,353)
Balance at December 31, 2010	$	9,500	$	36,369	$	4,892	$ 50,761

SCH ENTERPRISES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2010

Cash Flows from Operating Activities		
Net income	$	375,679
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Decrease in accounts receivable		403
Increase in prepaid expenses		(105)
Increase in accounts payable and other current liabilities		1,229
Net cash provided by operating activities		377,206
Cash Flows from Financing Activities		
Shareholder distributions		(360,353)
Net cash used in financing activities		(360,353)
Net Increase in Cash and Cash Equivalents		16,853
Cash and Cash Equivalents, Beginning of Year		11,030
Cash and Cash Equivalents, End of Year	$	27,883

Note A - Nature of Operations and Summary of Significant Accounting Policies:

Nature of Operations

SCH Enterprises, Inc. (the Company), was organized and incorporated on April 1, 1999, and is a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA), (formerly known as the National Association of Securities Dealers (NASD)), the Securities and Exchange Commission (SEC) and various states within the United States.

Revenue Recognition

The Company recognizes revenue on its variable annuity, variable life insurance, mutual funds, and direct participation program products when the necessary policy documents have been completed by the customer as well as the premiums associated with the related products have been received by the carrier.

Method of Accounting

The Company's financial statements are presented on the accrual basis method of accounting. The Company reports its operations on the cash basis method of accounting for income tax reporting purposes.

Cash Flows

For purposes of the Statements of Cash Flows, the Company considers all highly liquid instruments purchased within three months or less of an instrument's original maturity date to be cash equivalents.

The Company in prior reporting periods had purchased certificates of deposits with a FDIC-insured depository institution. The certificates of deposits are scheduled to mature in July, 2015 and April, 2012. Since the investment period of the certificates of deposits is in excess of three months, they will not be considered a cash equivalent for financial statement purposes.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):

Investment in Debt and Marketable Equity Securities

The Company has an investment in a marketable equity security that is listed and traded on a national exchange.

The Company's investment in marketable equity securities have been classified as available-for-sale and are stated at fair value. Unrealized holding gains and losses are reported in other comprehensive income.

Dividends on marketable equity securities are recognized in income when declared. Realized gains and losses, including losses from declines in value of specific securities determined by management to be other-than-temporary, are included in income. Realized gains and losses are determined on the basis of average cost of securities sold.

Fair Value Measurements

The Company adopted FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements on January 1, 2008, for financial and other assets and liabilities that are carried at fair value on a recurring basis. As permitted, the Company deferred adoption for non-financial assets and liabilities until January 1, 2009.

ASC 820 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (or exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances.

The fair value hierarchy input levels are as follows:

- Level 1 - Quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

- Level 2 - Observable inputs other than quoted market prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, or quoted market prices for identical or similar assets or liabilities in markets that are not active.

Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):

Fair Value Measurements (Continued)

- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

As of December 31, 2010, the Company held certain financial assets that are required to be measured at fair value on a recurring basis. The following table presents information on these assets as well as the fair value hierarchy used to determine their fair value:

Description	Level 1: Quoted Prices in Active Markets for Identical Assets	Level 2: Significant Other Observable Inputs	Total Fair Value at December 31, 2010
Marketable Equity Securities			
Financial services industry	$ 9,492	$ 0	$ 9,492
Certificates of Deposit			
60 month CD certificate (4.51%)	0	6,000	6,000
60 month CD certificate (2.03%)	0	2,000	2,000
Total Certificates of Deposit	0	8,000	8,000
Total Assets	$ 9,492	$ 8,000	$ 17,492

The carrying value for these assets approximates their fair value at December 31, 2010.

Recently Issued Accounting Pronouncements

In December 2009, the FASB issued an accounting standard update which amends certain requirements for enterprises involved with variable interest entities ("VIE") to improve financial reporting and to provide more relevant and reliable information to users of financial statements. This standard requires a qualitative analysis to determine the primary beneficiary of a VIE. The analysis identifies the primary beneficiary as the enterprise that has both the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and the obligation to absorb losses or the right to receive benefits that could be significant to the VIE. The standard also requires additional disclosures about an enterprise's involvement in a VIE. This standard is effective for the Company beginning January 1, 2010. The adoption of this standard did not have a material effect on the Company's financial statements.

SCH ENTERPRISES, INC.
Notes to Financial Statements
December 31, 2010

Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):

Recently Issued Accounting Pronouncements (Continued)

In January 2010, the FASB issued an accounting standard update that will require new disclosures about recurring and non-recurring fair value measurements. The new disclosures include significant transfers into and out of level 1 and 2 measurements and will change the current disclosure requirement of level 3 measurement activity from a net basis to a gross basis. The standard also clarifies existing disclosure guidance about the level of disaggregation, inputs and valuation techniques. The new and revised disclosures are effective for the Company beginning January 1, 2010, except for the revised disclosures about level 3 measurement activity, which are not effective for the Company until January 1, 2011. The new standard impacts disclosures only and has no impact on the Company's results of operations or financial position. The Company is currently evaluating the disclosure impact on level 3 measurement activity.

Note B - Investment in Marketable Equity Securities:

The following is a summary of the Company's investment in available-for-sale securities at December 31, 2010:

Investment	Aggregate Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Marketable equity securities	$ 4,600	$ 4,892	$ 0	$ 9,492

Note C - Income Taxes:

The Company, with the consent of its shareholder, has elected to be treated as an S Corporation for tax purposes. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Authoritative accounting standards require the Company to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Company's policy is to recognize penalties and interest as incurred in its statement of operations, which totaled $0 for December 31, 2010.

Note C - Income Taxes (Continued):

The Company's federal and various state income tax returns for 2007 through 2010 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

Note D - Common Stock:

The Company has one class of common stock that has equal rights, preferences, qualifications, limitations and restrictions.

The following summarizes the Company's shares of common stock at December 31, 2010:

Authorized	1,000
Issued	250
Outstanding	250

Note E - Related Party Transactions:

The Company utilizes office space of a related party and, accordingly, incurred expenses paid to these parties amounted to approximately $1,200 for the year ended December 31, 2010, see Note F for a further description of the related party transactions.

Note F - Operating Leases:

The Company has a shared obligation with an entity, related by common ownership, under the terms of an operating lease with a separate entity, also related by common ownership, for its office facilities. The three year lease term began on January 1, 2009, and provides for $14,400 in total shared annual cost with the related entity. The lease term expires December 31, 2011. Rent expense paid by the Company during 2010 was $1,200 whereas the related entity paid the remaining $13,200 in rent expense due under the lease agreement.

Note G - Concentration of Credit Risk:

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and commissions receivable. The Company places its cash and cash equivalents with a single financial institution. At times, such amounts may be in excess of the FDIC insured limit. The Company has never experienced any losses related to these balances. All non-interest bearing cash balances were fully insured at December 31, 2010 due to a temporary federal program in effect from December 31, 2010 through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning January 1, 2013, insurance coverage will revert to $250,000 per depositor at each financial institution, and non-interest bearing cash balances may again exceed federally insured limits.

Note G - Concentration of Credit Risk (Continued):

The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its commissions receivable credit risk exposure is limited.

Note H - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The minimum dollar amount for the Company is $5,000. At December 31, 2010, the Company's net capital was $47,227 which was $42,227 in excess of its minimum net capital requirement. There is no difference between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by the Company and included in the unaudited Part II A Focus report filing as of December 31, 2010.

Note I - Statements of Changes in Liabilities Subordinated to Claims of General Creditors:

For the year ended December 31, 2010, the Company did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statements have been prepared.

Note J - Management Evaluation of Subsequent Events:

The Company has evaluated subsequent events through February 14, 2011, the date on which the financial statements were available to be issued.



3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

SOMERSET
CPAs

Independent Auditors' Report
on the Supplementary Information Required by Rule 17a-5
of the Securities and Exchange Commission

To the Board of Directors
SCH ENTERPRISES, INC.
Brownsburg, Indiana

Our report on our audit of the 2010 basic financial statements of SCH ENTERPRISES, INC., appears on page 1. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Somerset CPAs, P.C.

February 14, 2011

Accounting	Dental	Litigation & Valuation
Assurance	Employee Benefits	Manufacturing & Distribution
Business Consulting	Entrepreneurial	Not-for-Profit
Construction & A/E	Health Care	Real Estate
Dealerships	Information Solutions	Tax
		Wealth Management

SCH ENTERPRISES, INC.
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
As of December 31, 2010

Net Capital

Total Shareholder Equity	$	50,761
Ownership Equity not Allowable for Net Capital		0
Total Shareholder Equity Qualified for Net Capital		50,761
Total Non-allowable Assets		(2,110)
Haircuts on Securities		(1,424)
Net Capital	$	47,227

Aggregate Indebtedness

Items Included in Statement of Financial Condition		
Accrued Expenses and Other Current Liabilities	$	3,604
Total Aggregate Indebtedness	$	3,604

Computation of Basic Net Capital Requirement

Minimum Net Capital Required	$	5,000
Excess Net Capital	$	42,227
Excess Net Capital at 1000%	$	41,227
Ratio: Aggregate Indebtedness to Net Capital		0.08 to 1

Reconciliation with Company's Computation (Included in Part II of
Form X-17A-5 as of December 31, 2010)

Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$	47,227
Net Capital per Above	$	47,227



3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

SOMERSET
CPAs

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors
SCH Enterprises, Inc.
Indianapolis, Indiana

In planning and performing our audit of the financial statements of SCH Enterprises, Inc. (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Accounting	Dental	Litigation & Valuation
Assurance	Employee Benefits	Manufacturing & Distribution
Business Consulting	Entrepreneurial	Not-for-Profit
Construction & A/E	Health Care	Real Estate
Dealerships	Information Solutions	Tax
		Wealth Management

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Somerset CPAs, P.C.

February 14, 2011

3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com